EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended
	June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003
Earnings:
Net income	$373	$293	$622	$415	$234	$260
Income tax provision	49	50	95	50	75	135
Interest expense	986	749	1,614	1,141	863	852

Total earnings (a)	$1,408	$1,092	$2,331	$1,606	$1,172	$1,247

Fixed charges -
interest expense (b)	$986	$749	$1,614	$1,141	$863	$852

Ratio of earnings
to fixed charges (a/b)	1.43	1.46	1.44	1.41	1.36	1.46

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.